
Mail Stop 4631

February 1, 2010

Mr. Vlado P. Hreljanovic
Chief Executive Officer and Chief Financial Officer
Juniper Group, Inc.
20283 State Road 7, Suite 300
Boca Raton, FL 33498

>   **RE:** **Form 10-K for the year ended December 31, 2008**
>   **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
>   **September 30, 2009**
>   **File No. 0-19170**

Dear Mr. Hreljanovic:

        We have reviewed your response letter dated January 25, 2010 and have the following additional comments.   If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Item 1A – Risk Factors, page 3</u>

<u>Our Company and/or Our Management May Be Subject To Fines, Sanctions and/or Penalties of an Indeterminable Nature as a Result of Potential Violations of Federal Securities Laws…, page 8</u>

1. We note your response to comment 1 from our December 15, 2009 letter. Supplementally, please elaborate on the allegations that were made in May 2007 and address our specific questions regarding the facts surrounding the sale of

shares pursuant to the registration statement on Form S-8 and the subsequent sale of restricted securities.

2. We note your response to comment 2 from our December 15, 2009 letter. We may have further comment once we review the additional information you provide in response to the above comment.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief